2361 McGaw Ave.
Irvine, CA 92614

February 6, 2017

Via EDGAR Correspondence

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D. C. 20549

Re:	Acceleration of Effective Date Pro-Dex, Inc. Registration Statement on Form S-3 File No. 333-215032

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pro-Dex, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 4:00 p.m., Eastern Time, on February 7, 2017, or as soon thereafter as practicable.

The Company understands that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

PRO-DEX, INC.

By:	/s/ Alisha K. Charlton
Alisha K. Charlton
Chief Financial Officer